FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press release dated December 19, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For ICICI Bank Limited

Date:	December 19, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	December 19, 2008

ICICI Bank Board Appoints K. V. Kamath as non-executive Chairman and Chanda Kochhar as Managing Director & CEO effective May 1, 2009

Mr. N. Vaghul, non-executive Chairman of the Board of Directors of ICICI Bank Limited (NYSE: IBN) would retire from the Board on completion of his current term on April 30, 2009. The Board has, subject to the approval of Reserve Bank of India (RBI) and the shareholders, decided to appoint Mr. K. V. Kamath, presently Managing Director & CEO, as non-executive Chairman of the Board for a period of five years effective May 1, 2009. Mr. Kamath’s current term as Managing Director & CEO would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

The Board of Directors has, subject to the approval of RBI and the shareholders, decided to appoint Ms. Chanda D. Kochhar, presently Joint Managing Director & Chief Financial Officer, as Managing Director & CEO of ICICI Bank from May 1, 2009 to March 31, 2014. Ms. Chanda Kochhar joined erstwhile ICICI Limited (ICICI) in 1984 and was elevated to the Board of Directors of ICICI Bank in 2001. During her career prior to becoming a member of the Board, she worked and held leadership positions across all key businesses, including corporate banking, project finance and retail banking. She was instrumental in establishing ICICI Bank during the 1990s, and subsequently headed the infrastructure finance and major clients groups in ICICI. In 2000, she took on the challenge of building the nascent retail business, with strong focus on technology, innovation, process reengineering and expansion of distribution and scale. The Bank achieved a leadership position in this business. She successfully managed the integration of the retail franchises of ICICI and ICICI Bank, as well as of other acquisitions. During 2006-2007, she successfully led the Bank’s wholesale and international banking businesses during a period of heightened activity and global expansion by Indian companies. Since 2007, she has been heading the Corporate Centre, responsible for ensuring strategic consistency across the Group.

The Board expressed the view that Mr. Kamath’s experience and expertise would prove invaluable to the Board in maintaining continuity in strategic leadership and governance and providing guidance to the executive management. The Board expressed the view that Ms. Kochhar’s deep experience across the Bank’s businesses and functions would be invaluable in providing stability while at the same time charting the Bank’s future strategic course in the emerging global environment.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Mr. Kamath said “Chanda has played a key leadership role in all the major strategic initiatives that we have taken. I am sure that the depth of experience, multi-dimensional domain knowledge and strategic thinking that she brings to the role will take the ICICI Group to even greater heights. Team ICICI joins me in wishing her the very best in her new role.”

Ms. Kochhar said “I would like to thank the Board for the confidence they have reposed in me, and Mr. Kamath for his inspiring leadership. I am committed to working with our team and with all our stakeholders to leverage the ICICI Group’s strengths and capitalize on the opportunities before us. We look forward to Mr. Kamath’s continued mentoring and guidance in the years ahead.”

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.